Exhibit 99.1

Golden Star successfully closes Royal Gold Financing

TORONTO, July 29, 2015 /CNW/ - Golden Star is pleased to announce that yesterday it successfully closed the $150 million financing with Royal Gold, Inc. ("RGI") and its wholly-owned subsidiary RGLD Gold AG ("RGLD") announced on May 7, 2015.

The $150 million financing consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI.  Golden Star expects to receive the initial upfront payment of $40 million from RGLD in relation to the stream and a further $20 million from RGI in a term loan by close of business today.

Golden Star will immediately retire the full outstanding $38 million on its Ecobank loan I, once funds have been received from RGI and RGLD.  The initial upfront payment was reduced from $55 million to $40 million as the Company's drew down $15 million on its existing $25 million Ecobank loan II in advance of the conclusion of the financing.  The full amount of the stream transaction remains $130 million and the effective date remains April 1, 2015.

Funds received will facilitate development of Wassa and Prestea underground mines which are expected to be in production by late 2016.  Work on both of these projects is progressing well.  The remaining finance from the stream transaction is expected to be received incrementally as the projects' construction advances.  The Company expects to receive the remaining $90 million in quarterly payments between September 2015 and September 2016.

The Company's financial results will be released after market close today, July 29, 2015, at which time a full update on the development projects will be provided.

Golden Star's financial advisor with respect to the gold stream and loan transactions was BMO Capital Markets.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation (or grammatical variations) thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: Golden Star's transformation to a low cost non-refractory gold producer and the timing thereof and the timing of production from the Wassa and Prestea underground mines.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 29-JUL-15